09057452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-52135~~
8-65725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Libertas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Office Park South, 51 East Weaver Street
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira Leibowitz 201-356-1796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Libertas LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Libertas LLC. for the year ended December 31, 2008 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Ira B. Leibowitz
Chief Financial Officer

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Libertas LLC

Statement of Financial Condition
December 31, 2008

Knight Libertas LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Libertas LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight Libertas LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Knight Libertas LLC
Statement of Financial Condition
December 31, 2008

		(in thousands)
Assets		
Cash and cash equivalents	$	10,935
Receivable from clearing organization		6,952
Receivable from affiliates		202
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,073		1,294
Intangible assets, less accumulated amortization of $1,886		24,314
Goodwill		47,634
Other assets		401
Total assets	$	91,732
Liabilities and Member's Equity		
Liabilities		
Accrued compensation expense	$	9,057
Payable to affiliates		105
Accrued expenses and other liabilities		815
Total liabilities		9,977
Commitments and contingent liabilities (Note 6)		
Member's equity		81,755
Total liabilities and member's equity	$	91,732

The accompanying notes are an integral part of these financial statement.

1. Organization and Description of the Business

Knight Libertas LLC (the "Company") (formerly Libertas Partners LLC, "Partners"), a limited liability company organized in the state of Delaware, provides riskless principal trade execution services and investment research across a broad range of fixed income securities, including high-yield and high-grade corporate bonds, distressed debt, asset- and mortgage-backed securities, convertible bonds and syndicated loans. The Company also provides capital markets services to growing companies in need of financing to support expansion. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's sole member is Knight Libertas Holdings LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

On July 11, 2008 (the "Acquisition Date"), the parent company of Partners, Libertas Holdings, LLC, along with Partners, was acquired by a subsidiary of KCG. In conjunction with the acquisition, Partners changed its name to Knight Libertas LLC and a subsidiary of KCG contributed goodwill of $47.6 million and intangible assets of $26.2 million to the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Goodwill and Intangible Assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"), which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and, as required by SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets,* will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies

The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis

over the shorter of the life of the applicable office lease or the expected useful life of the assets.

Income Taxes
Since the Acquisition Date, the Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

For the period prior to the Acquisition Date, no provision for federal, state or local income taxes was made, as such expense and liability were borne by the members of Libertas Holdings, LLC.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. Receivable From Clearing Organization

Receivable from clearing organization represents cash maintained at the clearing broker and commissions earned as an introducing broker.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	(in thousands)
Computer hardware and software	$ 320
Leasehold improvements	607
Telephone systems	675
Furniture and fixtures	418
Equipment	347
	2,367
Less: Accumulated depreciation and amortization	1,073
	$ 1,294

5. Goodwill and Intangible Assets

At December 31, 2008, the Company had goodwill and intangible assets of $47.6 million and $24.3 million, respectively, which resulted from the acquisition of Partners by a subsidiary of KCG.

The intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to seven years.

Under SFAS 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. As these assets were purchased in 2008, no annual test for impairment was performed as of December 31, 2008. However, management believes that since the Acquisition Date, there have been no events or circumstances that signify the existence of impairment.

6. Commitments and Contingent Liabilities

The Company, during the normal course of business, conducts delayed-delivery transactions in conjunction with its riskless principal trade executions. As of December 31, 2008 the amount receivable and payable related to these transactions was $14.8 million and $14.6 million, respectively.

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. The Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2008, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases, guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows:

	Office Leases	Other Obligations (in thousands)	Total
Year ending December 31,			
2009	679	1,506	2,185
2010	668	1,500	2,168
2011	681	-	681
2012	694	-	694
Thereafter through 2013	412	-	412
	$ 3,134	$ 3,006	$ 6,140

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a

material adverse effect on the results of operations or the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total fixed income commissions earned by the Company during the period. For the year ended December 31, 2008, no client accounted for 10% or more of the fixed income commissions.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate for the period after the Acquisition Date. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

9. Related Party Transactions

Prior to the Acquisition Date, the Company and its parent were parties to an expense sharing agreement whereby the Company paid its parent its allocable share of rent and employee compensation.

Following the Acquisition Date the expense sharing agreement was discontinued and the Company incurred and recorded its expenses directly.

The Company pays two affiliates fees for introducing transactions from international customers.

The Company pays an affiliate rent and overhead expenses based on direct usage.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company

enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital of $7.9 million, which was $7.2 million in excess of its required net capital of $665,000.